UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K





(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year end December 31, 1999
                              -----------------

                                  OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ___________ to ___________




                  US Airways, Inc. 401(k) Savings Plan
                      (Full title of the plan)

                        US Airways Group, Inc.
      (Issuer of securities held pursuant to the plan noted above)

                2345 Crystal Drive, Arlington, VA 22227
                (Address of principal executive offices)


                   Commission file number:  1-8444




























                           US Airways, Inc.
                         401(k) Savings Plan

                        Financial Statements
                     and Supplemental Schedule

                     December 31, 1999 and 1998

                    (With Independent Auditors'
                           Report Thereon)



























                         US Airways, Inc.
                       401(k) Savings Plan








                        Table of Contents
                        -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1999 and 1998                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1999 and 1998                               3

     Notes to Financial Statements                         4 - 11

Supplemental Schedule I

     Schedule of Assets Held for Investment Purposes
       At End of Year                                     12 - 13

Signature                                                      14

Exhibit  23

     Consent of Independent Auditors                           15





















                  Independent Auditors' Report


The Plan Administrator and Participants
US Airways, Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the US Airways, Inc. 401(k) Savings Plan (the Plan), as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


McLean, VA                                             KPMG LLP
June 23, 2000









                           US Airways, Inc.
                         401(k) Savings Plan

         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                                                 December 31,
                                              --------------------
                                              1999            1998
                                              ----            ----
Assets
  Investments (See Notes 3 and 4)     $ 1,210,181,136  $ 1,072,790,192


  Receivables:
    Participant contributions               1,629,956        1,629,532
    Employer contributions                    122,258          114,658
                                        -------------    -------------
       Total receivables                    1,752,214        1,744,190
                                        -------------    -------------
           Total assets                 1,211,933,350    1,074,534,382
                                        -------------    -------------
Liabilities
  Accrued expenses                             67,704           64,848
                                        -------------    -------------
           Total liabilities                   67,704           64,848
                                        -------------    -------------
Net assets available for
  plan benefits                       $ 1,211,865,646  $ 1,074,469,534
                                        =============    =============

























See accompanying Notes to Financial Statements.

                                2

                           US Airways, Inc.
                         401(k) Savings Plan


    Statements of Changes in Net Assets Available for Plan Benefits
    ---------------------------------------------------------------

                                            Years ended December 31,
                                            ------------------------
                                              1999            1998
                                              ----            ----
Additions to net assets attributable to:
  Net appreciation in fair value
    of investments (See Note 3)        $    4,410,759  $   72,923,196
  Dividends                                63,238,817      32,943,075
  Interest                                  2,437,389       2,297,811
  Interest income on participant
    loans                                   3,128,198       2,707,277
                                        -------------   -------------
        Total investment income            73,215,163     110,871,359
                                        -------------   -------------

  Participant contributions                87,506,772      80,591,535
  Employer contributions                    6,758,873       6,026,531
  Rollover contributions                    2,536,013         400,860
                                        -------------   -------------
        Total contributions                96,801,658      87,018,926
                                        -------------   -------------

        Total additions                   170,016,821     197,890,285
                                        -------------   -------------

Deductions from net assets
  attributable to:
    Benefits paid to participants          32,368,496      23,718,856
    Administrative expenses                   267,247         264,923
                                        -------------   -------------
        Total deductions                   32,635,743      23,983,779
                                        -------------   -------------
          Net increase                    137,381,078     173,906,506

Net assets available for plan benefits:
  Beginning of year                     1,074,469,534     900,563,163
  Transfer from (to) the US Airways,
    Inc. Employee Savings Plan                 15,034            (135)
                                        -------------   -------------
  End of year                          $1,211,865,646  $1,074,469,534
                                        =============   =============









See accompanying Notes to Financial Statements.



                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------

1.  Description of Plan

    The following description of the US Airways, Inc. 401(k)
    Savings Plan (the Plan) provides only general information.
    Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (a) General

    The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under
    Section 401(k) of the Internal Revenue Code (IRC), as amended and to qualify under Section 401(a) of the IRC. The Plan was established effective September 1, 1988 to provide retirement income to employees of US Airways, Inc. (US Airways or the Company). In general, employees of US Airways, who are covered by a collective bargaining agreement which provides for their participation in the Plan, with at least 90 days of service, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan sponsored by US Airways. Effective April 1, 1999, the Plan was amended to include Shuttle, Inc. flight attendants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

    US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group), is the issuer of certain common stock securities held pursuant to the Plan.

   (b) Contributions

    Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 1999 and 1998 could not exceed the statutory limit of $10,000 per year.

    The Company makes a 50% matching contribution each payroll period, up to a maximum of two percent of the participant's

                                4


                        US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

    compensation for those participants who are represented by the International Association of Machinists and Aerospace
    Workers (the IAM).

   (c) Vesting

    Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

   (d) Investment Options

    The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant.
    Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund.

    The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

    As of December 31, 1999, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

   (e) Participant Withdrawals

    All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding twelve month period) or 50 percent of their vested separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance

                               5
                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)


    in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

    Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

   (f) Payment of Benefits

    Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum distribution.

   (g) Forfeited Accounts

    At December 31, 1999 forfeited nonvested accounts totaled
    $6,699. These accounts will be used to reduce future employer contributions. Also, in 1999, employer contributions were reduced by $1,551 from forfeited nonvested accounts.

   (h) Administrative expenses

    Certain administrative expenses of the Plan are paid by US
    Airways.

2.  Summary of Accounting Policies

   (a) Basis of Accounting

    The financial statements of the Plan are prepared under the accrual method of accounting.

   (b) Investment Valuation and Income Recognition

    The assets of the US Airways Common Stock Fund, Capital
    Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix
    Portfolio and Fixed Income Fund are commingled with certain




                               6
                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)

    assets of other defined contribution plans sponsored by US
    Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

    Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

   (c) Payment of Benefits

    Benefits are recorded as deductions when paid.

   (d) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


3.  Investments

    In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3
    (SOP 99-3), "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. Certain 1998 amounts have been reclassified to conform with 1999 classifications.




                (this space intentionally left blank)




                                7
                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                          (Continued)

    The following table presents the fair value of individual investments which exceeded 5% of the Plan's net assets:

                                             December 31,
                                          -------------------
                                          1999           1998
                                          ----           ----
      Investments:
        Fidelity Magellan Fund      $  444,820,365 $  335,334,685
        US Airways Common Stock
          Fund                         177,823,125    213,193,003
        Fidelity Equity Income Fund    163,268,767    166,665,398
        Fidelity Spartan U.S. Equity
          Index Portfolio              135,253,002    111,140,435
        Fidelity Capital Growth Mix
          Portfolio                     75,043,119     56,326,673


    During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,410,759 and $72,923,196, respectively, as follows:

                                        Year Ended December 31,
                                        -----------------------
                                          1999           1998
                                          ----           ----
      Shares in Registered
        Investment Companies          $ 80,815,099  $106,881,958
      US Airways Common Stock Fund     (74,800,560)  (33,375,486)
      US Government Securities and
        US Investment Grade Fixed
        Income Securities               (1,603,780)     (583,276)
                                        ----------   -----------
                                      $  4,410,759  $ 72,923,196
                                        ==========   ===========

4.   Investment Contracts with Insurance Companies

    The Plan had an interest in a portfolio of GICs with certain insurance companies of $43,509,576 and $39,820,570 at December 31, 1999 and 1998, respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at



                               8
                        US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)


    contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1999 and 1998 was $99,218,456 and $90,475,438,
    respectively. The average portfolio crediting interest rate was approximately 5.8% and 5.9% at December 31, 1999 and 1998, respectively. The portfolio average yield was approximately 5.9% and 6.2% for the years ended December 31, 1999 and 1998, respectively.

    For GICs with variable rates (approximately 77% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

    No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1999 and 1998.
    The fair value of the portfolio was $98,524,949 and $90,895,034 at December 31, 1999 and 1998, respectively.

5.   Related Party Transactions

    Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.   Plan Termination

    Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition the following actions shall be taken for the benefit of participants:

      (a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.


                                  9
                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                      (Continued)

      (b) All participant accounts must be disposed of in the forms of payment available under the Plan, unless the participant's spouse consents to another form of distribution.


7.  Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                             December 31,
                                        ---------------------
                                        1999             1998
                                        ----             ----
    Net assets available for plan
      benefits per the financial
      statements                  $1,211,865,646  $1,074,469,534
    Amounts allocated to
      Withdrawing participants           (55,351)       (425,235)
                                   -------------   -------------
    Net assets available for
      Plan benefits per
      the Form 5500               $1,211,810,295  $1,074,044,299
                                   =============   =============


    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                   Year Ended
                                                December 31, 1999
                                                -----------------
     Benefits paid to participants per the
       financial statements                        $32,368,496
     Add:   Amounts allocated to withdrawing
            participants at December 31, 1999           55,351
     Less:  Amounts allocated to withdrawing
            participants at December 31, 1998         (425,235)
                                                    ----------
     Benefits paid to participants per the
       Form 5500                                   $31,998,612
                                                    ==========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.




                               10
                         US Airways, Inc.
                       401(k) Savings Plan

                  Notes to Financial Statements
                  -----------------------------
                           (Continued)


8.  Tax Status

    The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


9.  Transfers to and from the US Airways, Inc. Employee Savings
    Plan

    Transfers to and from the US Airways, Inc. Employee Savings
    Plan represent changes in the participants' class or craft, thereby changing the plan for which they are qualified to participate.

10. Subsequent Event

    US Airways Group, US Airways' parent corporation, has entered into an agreement and plan of merger with a subsidiary of UAL Corporation, United Airlines' parent corporation. Consummation of the merger is subject to various conditions including, but not limited to, the receipt of regulatory approvals and approval by the stockholders of US Airways Group. At this time, US Airways cannot predict the outcome of the regulatory and other approvals necessary for the consummation of the merger, nor can US Airways predict what effect, if any, the merger might have on the Plan.










              (this space intentionally left blank)







                                 11

                                                                             Supplemental Schedule I
                                           US Airways, Inc.                              Page 1 of 2
                                         401(k) Savings Plan

                   Schedule of Assets Held for Investment Purposes At End of Year
                   --------------------------------------------------------------

                                          December 31, 1999

     Identity                     Description                               Current
     of Issue                    of Investment                               Value
     --------                    -------------                              -------
Fidelity Magellan Fund*         Shares in registered                      $444,820,365
                                  investment company

US Airways Common Stock         Common stock of employer's                 177,823,125
  Fund*                           parent company, US Airways
                                  Group, Inc., and short-
                                  term investments

Fidelity Equity                 Shares in registered                       163,268,767
  Income Fund*                    investment company

Fidelity Spartan U.S.           Shares in registered                       135,253,002
  Equity Index Portfolio*         investment company

Capital Growth Mix              Shares in registered                        75,043,119
  Portfolio*                      investment companies

Fidelity Retirement             Shares in money                             56,483,802
  Government Money                market fund
  Market Portfolio*

Fixed Income Fund*              Guaranteed Investment                       43,509,576
                                  Contracts, interest rates
                                  range from 5.35% to 7.11%
                                  per annum

                                (table continued on next page)
* Party in interest.
See accompanying Independent Auditors' Report.

                                                 12

                                                                             Supplemental Schedule I
                                           US Airways, Inc.                              Page 2 of 2
                                         401(k) Savings Plan

                   Schedule of Assets Held for Investment Purposes At End of Year
                   --------------------------------------------------------------
                                            (Continued)

                                          December 31, 1999


     Identity                     Description                                Current
     of Issue                    of Investment                                Value
     --------                    -------------                               -------
Participant Loans*              Interest rates range                        37,251,626
                                  from 7% to 11% per annum

MAS Domestic Fixed Income       US Government securities                    19,791,101
  Portfolio Institutional         and US investment grade
                                  fixed income securities

Moderation Mix Portfolio*       Shares in registered                        18,658,425
                                  investment companies

Neuberger & Berman              Shares in registered                        16,291,565
  Guardian Trust                   investment companies

Putnam International            Shares in registered                        12,693,421
  Growth A Fund                   investment companies

T. Rowe Price Small Cap         Shares in registered                         5,581,180
  Stock Fund                      investment companies

Income Mix Portfolio*           Shares in registered                         3,712,062
                                  investment companies

                                                                         -------------
     Total Investments                                                  $1,210,181,136
                                                                         =============
* Party in interest.
See accompanying Independent Auditors' Report.

                                                 13



                            Signature




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                      US Airways, Inc.
                                      401(k) Savings Plan




                                 By:  /s/ Anita P. Beier
                                      ----------------------
                                      Anita P. Beier
                                      Controller

                                      US Airways Group, Inc.

June 28, 2000































                                14